ALTAIR INTERNATIONAL CORPORATION

322 North Shore Drive

Building 1B, Suite 200

Pittsburgh, PA 15212

January 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street NE

Washington, D.C. 20549

Attn:	Juan Grana

Re:	Altair International Corp.
Preliminary Information Statement on Schedule 14C
Filed January 15, 2025
File No. 000-56312

Dear Mr. Grana:

Altair International Corp (the “Company”) is transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 24, 2025, with respect to the Company’s Preliminary Statement on Schedule 14C. The numbered paragraph below corresponds to the numbered comment in that letter. The Staff’s comments are presented in bold italics.

Preliminary Information Statement on Schedule 14C filed January 15, 2025

Report of Independent Registered Public Accounting Firm, page F-18

1.	Please revise to provide a signed audit report as required by Rule 2-02(a) of Regulation S-X.

Response: We have filed an amended Preliminary Information Statement with the Commission providing the executed audit report as required by Rule 2-02(a) of Regulation S-X.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, CM Law PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at leonardlovallo@gmail.com.

Sincerely,

/s/ Leonard Lovallo

Leonard Lovallo

Cc:	Ernest M. Stern, Esq.